# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eagle Nuclear Energy Corp., CIK 0002089283
CUSIP: 269710109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5470 Kietzke Lane, Suite 300, Reno, Nevada (NV), 89511
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002153695

## Reporting persons
- Steven Parhar: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,873,064; shared voting power 0; sole dispositive power 1,873,064; shared dispositive power 0; aggregate amount beneficially owned 1,873,064 (6.31% of the class)
  Comment: (1) The percentage of shares of common stock, par value $0.0001 per share (the "Common Stock") of Eagle Nuclear Energy Corp. (the "Issuer") beneficially owned by the Reporting Person is based on 29,683,966 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2026, filed by the Issuer with the Securities and Exchange Commission on October 13, 2026.

## Item 1. Issuer
Name of issuer: Eagle Nuclear Energy Corp.
Address of issuer's principal executive offices: 5470 Kietzke Lane, Suite 300, Reno, Nevada 89511

## Item 2. Person Filing
Name of person filing: This statement is being filed by Steven Parhar (the "Reporting Person").
Address of principal business office or, if none, residence: The residence of the Reporting Person is 2381 Windridge Drive North Vancouver, BC V7H 1B6.
Citizenship: The Reporting Person is a Canadian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row (9) of the cover page to this filing for the number of shares of Common Stock beneficially owned by the Reporting Person.
Percent of class: See row (11) of the cover page to this filing for the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person.
Sole power to vote or to direct the vote: See row (5) of the cover page to this filing for the number of shares of Common Stock as to which the Reporting Person has sole power to vote or to direct the vote.
Shared power to vote or to direct the vote: See row (6) of the cover page to this filing for the number of shares of Common Stock as to which the Reporting Person has shared power to vote or to direct the vote.
Sole power to dispose or to direct the disposition: See row (7) of the cover page to this filing for the number of shares of Common Stock as to which the Reporting Person has sole power to dispose or to direct the disposition.
Shared power to dispose or to direct the disposition: See row (8) of the cover page to this filing for the number of shares of Common Stock as to which the Reporting Person has shared power to dispose or to direct the disposition.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24.1 - Power of Attorney - Steven Parhar

## Signatures
- Steven Parhar: /s/ Steven Parhar, by Nelson Mullins Riley & Scarborough LLP, Attorney-in-Fact, Steven Parhar (11/03/2026)